424(b)(3) Prospectus
Registration Statement No. 333-130550

UNITED WESTERN BANCORP, INC.

5,120,000 Shares of Common Stock

This prospectus relates to the disposition from time to time of up to an aggregate of 5,120,000 shares of common stock, par value $0.0001 per share, of United Western Bancorp, Inc. for the account of the shareholders named in this prospectus, referred to herein as selling shareholders. A selling shareholder may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling shareholder may sell any of the shares offered by this prospectus.

On December 9, 2005, we sold 5,120,000 shares of our common stock to “accredited investors” in a private offering exempt from registration under the Securities Act of 1933, or Securities Act. We entered into a registration rights agreement on December 9, 2005 with the placement agent in the private offering in which we agreed, for the benefit of the investors in our common stock in the private offering, to file a registration statement with the Securities and Exchange Commission, or SEC, with respect to resales of the common stock sold in the private offering. We also agreed to use our reasonable best efforts to keep the registration statement effective for two years or such earlier date as all of the common stock purchased in the private offering has either been sold pursuant to this registration statement or may be sold without registration under the Securities Act.

We will not receive any of the proceeds from the disposition of shares or interests therein by the selling shareholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

The selling shareholders may sell their shares at market prices prevailing at the time of transfer, prices related to the prevailing market prices, or negotiated prices.

Our common stock is quoted on the Nasdaq National Market under the symbol “UWBK.” The last reported sale price of our common stock on March 3, 2006 was $22.90 per share.

Investing in our common stock involves risks. You should carefully read the section entitled “Risk Factors” beginning on page 4 for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2006

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Consequently, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” section, and the documents and information incorporated by reference into this prospectus. In this prospectus, unless the context suggests otherwise, references to “our Company,” “we,” “us” and “our” means United Western Bancorp, Inc., including our subsidiaries, while references to the “Bank” means United Western Bank but not its subsidiaries.

United Western Bancorp, Inc.
We are a unitary thrift holding company that, through our subsidiaries, provides diversified financial services focused on wholesale banking, direct lending, trust activities, mortgage servicing and other fee-based services. We are the largest thrift institution headquartered in Colorado, as measured by total assets. At September 30, 2005, we had total consolidated assets of $2.0 billion, total loans of $1.4 billion, total deposits of $1.2 billion and total consolidated shareholders’ equity of $99.8 million.

On December 9, 2005, we completed the sale of 5,120,000 shares of our common stock in a private offering, which was conducted in compliance with Section 4(2) of, and Rule 506 of Regulation D under, the Securities Act. The $83.1 million of net proceeds from the private offering was used by us to fund an issuer tender offer, which we completed on January 23, 2006. Pursuant to the tender offer, we purchased 4,184,277 shares of our common stock, or 63% of the outstanding shares of common stock prior to the issuance of shares in the private offering, at a price of $19.00 per share. We will use the remaining funds from the private offering of approximately $1.9 million for working capital. The 5,120,000 shares of common stock being offered pursuant to this prospectus represent 68% of the outstanding shares of our common stock as of January 27, 2006.

The purpose of our private offering was to fund the repurchase of shares of our common stock in the tender offer. The tender offer was conducted in conjunction with the change in our management team and was for the purpose of reducing our insider ownership and ultimately increasing the market float of our common stock. Prior to commencement of the tender offer, we received commitments to tender from former members of our management team in the amount of 2.46 million shares, and commitments to tender from certain institutional stockholders in the amount of 693,588 shares. We believe that by reducing the significant holdings of a few individuals and institutional stockholders, the market float of our shares of common stock should increase. As a result of the tender offer, Messrs. Richard V. Schmitz, our former director and co-chief executive officer, and Mark D. Spencer, our former director and co-chief executive officer, sold 1,096,875 shares, or 16.6% of the outstanding shares as of December 8, 2005, and 1,146,876 shares, or 17.3% of the outstanding shares as of December 8, 2005, respectively. Immediately prior to the commencement of the issuer tender offer, Messrs. Schmitz and Spencer resigned their management positions and were replaced by our new management team consisting of Messrs. Guy A. Gilson, Chairman of the Board, Scot T. Wetzel, President and Chief Executive Officer, William D. Snider, Head of Finance and Risk Management, and Michael J. McCloskey, Chief Operating Officer.

This prospectus is part of a registration statement that we have filed to satisfy our obligations under a registration rights agreement entered into with the placement agent of the private offering. Under the terms of the registration rights agreement, we agreed to file the registration statement to permit the public resale of common stock purchased in the private offering and to use our reasonable best efforts to keep the registration statement effective for an extended period. We will not receive any of the proceeds from the disposition by the selling shareholders of the shares of common stock covered hereby or interests therein. The selling shareholders will receive all of such proceeds.

Our executive offices are located at 700 17th Street, Suite 2100, Denver, Colorado 80202 and our telephone number is (720) 932-4210. Our website is www.unitedwesternbancorp.com. Information contained on our website is not a part of this prospectus.

THE OFFERING

Common stock offered by the selling shareholders	5,120,000 shares of common stock.

Use of proceeds
We will not receive any of the proceeds from the disposition by the selling shareholders of the shares of common stock covered hereby or interests therein. The selling shareholders will receive all of such proceeds.

Nasdaq National Market symbol	“UWBK”

Risk Factors	See “Risk Factors” beginning on page 4 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in, or incorporated by reference into, this prospectus, before deciding to invest in our common stock. You should also consider similar information contained in any other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. If applicable, we will include in any prospectus supplement a description of or reference to a discussion of those significant factors that could make the offering described herein speculative or risky. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We may be unable to successfully implement our proposed new management’s business strategy.

Our proposed new management team intends to adopt a traditional, community-focused commercial banking strategy. In order to execute this new business strategy we must, among other things:

•	attract sufficient retail and commercial deposits;

•	attract and maintain business banking relationships with businesses in the Colorado Front Range market;

•	attract and retain experienced commercial and community bankers;

•	identify and pursue suitable opportunities for opening new branches in the Colorado Front Range market; and

•	maintain adequate regulatory capital and comply with applicable federal and state regulations.

Failure to achieve these strategic goals could adversely affect our ability to successfully implement our new business strategies and our overall financial condition and results of operations.

The Bank’s expansion of its direct originations of residential and commercial loans may be adversely impacted by rising interest rates.

Over the past several years financial institutions have been operating in a low interest rate environment, which has fostered growth in residential and commercial lending and increased loan volumes. A rapid or substantial increase in interest rates during the time our proposed new management team plans to expand the Bank’s retail franchise may thereafter result in decreased demand for loans and slower growth of the Bank’s traditional community banking business, which may adversely effect our results of operations and financial condition.

We may not be able to effectively manage our proposed growth.

Our proposed new management’s business strategy contemplates, in part, an increase in our franchise value through the development of a branch network for the Bank, the increase in retail and commercial deposits and use of such funds to originate higher yielding traditional loan products. The expansion plans of our proposed new management team may significantly burden our infrastructure, and our senior management may be unable to oversee such expansion successfully or be able to effectively manage the development of our new business lines.

No assurance can be made that our proposed new management team’s anticipated asset dispositions will be accomplished or that other strategies may be undertaken.

Our proposed new management team contemplates disposing of certain assets, including marketing and selling in a sale-leaseback transaction our office building in downtown Denver where our headquarters are located. They also intend to monetize the remaining $45.0 million allocation of New Market Tax Credits that were awarded to us during 2004. Furthermore, our proposed new management team intends to exercise a put option for our remaining 25% interest in a former subsidiary, Matrix Asset Management LLC, which they expect to result in a gain to us of not less than $2.5 million. We cannot assure you that any or all of the dispositions discussed above will be accomplished or that anticipated returns will be realized. In addition, while our proposed new management team does not presently intend to dispose of any other operations or assets, they will continue to evaluate our business operations and performance and may sell other business or assets when they believe that such sales are in our best interests.

Changes in economic conditions in the Colorado Front Range market could have a material adverse effect upon the implementation and success of our new business strategy.

The implementation and success of our proposed new business strategy depends primarily on the general economic conditions of the Colorado Front Range market. The local economic conditions in our market area will have a significant impact on retail and commercial loans originated, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would affect these local economic conditions in our market area and could adversely affect our financial condition and results of operations.

Our past operating results and financial condition will likely not be representative of our future results and financial condition.

Over the last several years, we have sold our interest in various subsidiaries, sold bank branches and discontinued certain operations. In addition, our proposed new management team expects to implement our strategic plan to expand the retail operations of the Bank, through the opening of new branches and expand the Bank’s direct originations of retail and commercial loans. These changes in our operations and new business strategies will make period-to-period comparisons difficult and our past operating results and financial condition will likely not be indicative of our future results and financial condition.

The Bank relies on institutional deposits and the Bank must offer competitive interest rates and services in order to attract and retain such deposits.

As of September 30, 2005, approximately $815.3 million, or 65.6%, of the Bank’s total deposits are funds deposited as a result of unaffiliated institutional relationships maintained by the Bank. Institutional depositors generally are more sensitive to interest rate levels due to the amount of money they maintain on deposit than retail consumers who bank at a branch office. The Bank’s future success in retaining and attracting institutional depositors depends, in part, on the Bank’s ability to offer competitive 5 rates and services. If the Bank loses one or more of these institutional relationships, its liquidity, profitability and results of operations may be significantly and adversely affected.

The Bank relies upon brokered deposits, which are potentially volatile and subject to withdrawal by customers.

As of September 30, 2005, $68.1 million, or 5.8%, of the Bank’s total deposits represented brokered deposits. Brokered deposits are deposits that we obtain from or through a deposit broker. Brokered deposits are considered to be volatile and could be subject to withdrawal. The Bank must offer competitive interest rates on its brokered deposits due to the high level of competition among financial institutions for these deposits. Brokered deposits are priced based on the current general level of interest rates and, unlike retail deposits, do not take into account regional pricing. The Bank’s ability to continue to acquire brokered deposits is subject to its ability to price these deposits at competitive levels, which may substantially increase the Bank’s funding costs. In addition, if the Bank’s capital levels were to fall below “well capitalized” under the Prompt Corrective Action standards of the Federal Deposit Insurance Corporation, or the FDIC, the Bank’s ability to accept, renew or roll over these deposits would be subject to its receiving a waiver from the FDIC. Furthermore, the Bank would be limited on the rate that it could pay for these deposits to 75 basis points over the effective yield on deposits that the Bank offers in its normal market area or the national rate for deposits of comparable maturity. If the Bank were to fail to receive a waiver from the FDIC or if the Bank were otherwise unable to maintain its brokered deposits, its liquidity, profitability and results of operations may be significantly and adversely affected.

The Bank relies on FHLB system borrowings for secondary and contingent liquidity sources.

The Bank utilizes borrowings from the Federal Home Loan Bank, or FHLB, system for secondary and contingent sources of liquidity. Also, from time to time, the Bank utilizes this borrowing source to capitalize on market opportunities to fund investment and loan initiatives. The Bank’s FHLB system borrowings were $575.1 million at September 30, 2005. If the Bank were unable to borrow from the FHLB system, it would have to find alternative sources of liquidity, which, if available, would probably be at a higher cost and on terms that do not match the structure of its liabilities as well as FHLB system borrowings do.

The Bank’s existing and proposed commercial lending activity and the commercial loans that are and will be held in the Bank’s loan portfolio exposes the Bank to credit risks.

The Bank currently originates and purchases commercial loans, and our proposed new management team expects to expand the Bank’s direct originations of commercial real estate and business loans in the Colorado Front Range market. When originating or purchasing commercial loans, the Bank will undertake an analysis of the credit risk, the value of the underlying collateral and other more intangible factors. The commercial loans held in the Bank’s loan portfolio exposes, and new commercial lending activity will expose, the Bank to risks, particularly in the case of loans to small businesses. These risks include possible errors in the Bank’s credit analysis, the uncertainty of the borrower’s ability to repay the loans, the uncertainty of future economic conditions and the possibility of loan defaults. Commercial lending generally includes higher interest rates and shorter terms of repayment than residential lending. Accordingly, the Bank is subject to greater credit risk with the commercial lending and commercial loans held in its loan portfolio. As of September 30, 2005, the Bank had 18 non-performing commercial real estate loans having an aggregate balance of principal and interest in the amount of $6.2 million, of which $3.1 million was guaranteed by the Small Business Association.

Our business is subject to interest rate risk, and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our profits. A substantial portion of our income is derived from the differential, or “spread,” between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline, and in falling interest rate environments, loan repayment rates will increase. In addition, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations. Changes in interest rates also significantly impact the valuation of our mortgage servicing rights and loans held for sale. Both of these assets are carried at the lower of cost or market. As interest rates decline and mortgage loans prepay faster, mortgage servicing rights decline in value. At September 30, 2005, we had servicing rights of $21.9 million, which is net of an impairment reserve of $2.6 million. Changes in mortgage prepayments, interest rates and other factors can cause the value of this asset to decrease rapidly over a short period of time. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change. At September 30, 2005, we had $954.5 million of loans classified as held for sale. When interest rates rise, the cost of borrowing increases. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality and loan origination volume.

Our investment portfolio includes securities that are sensitive to interest rates and variations in interest rates may result in losses.

At September 30, 2005, our investment securities aggregated $472.1 million. These securities are sensitive to interest rate fluctuations and amounted to 23.3% of our total assets at September 30, 2005. At September 20, 2005, our investment securities portfolio had an expected weighted average life of 2.3 years and a modified duration of 2.06 years based on an assumed 100 basis point increase in the yield curve and a number of other assumptions. Our proposed new management team anticipates that our investment portfolio may increase or decrease in the future. Our investment portfolio consists primarily of mortgage-backed securities and SBA securities. The value and performance of our investment portfolio is sensitive to changes in the general interest rates and economic downturns. Decreases in the market value of our investment portfolio and declining interest rates could reduce the performance of the investment portfolio, which could adversely affect our financial condition and results of operations.

We invest in bulk loan purchases and mortgage-backed obligations, which may lead to volatility in cash flow and market risk.

Our loan portfolio largely consists of single-family residential loans acquired through bulk purchases. Our investment portfolio largely consists of mortgage-backed securities primarily secured by pools of mortgages on single-family residences. When we acquire such mortgage-backed securities and loans, we anticipate that the underlying mortgages will prepay at a projected rate, thereby generating an expected yield. Prepayment rates generally increase as interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Many of our mortgage-backed securities and bulk loan purchases were acquired at a premium purchase price. In accordance with applicable accounting rules, we will write-off such premiums when necessary due to loan prepayments with respect to our held for sale loan portfolio and amortize such premiums over the expected lives of our mortgage-backed securities and loans held for investment. If the mortgage loans we acquire or that secure our mortgage-backed securities prepay more rapidly than anticipated, we would have to write-off or amortize the premium on an accelerated basis, which would thereby adversely affect our profitability.

Loan servicing income derived from residential mortgage loan servicing rights may be adversely affected by during periods of declining interest rates.

Owning residential mortgage loan servicing rights carries interest rate risk because the total amount of servicing fees earned, as well as the amortization of the investment in the servicing rights, fluctuates based on loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). The rate of prepayment of mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing mortgage loans relative to prevailing mortgage rates. During periods of declining interest rates, many borrowers refinance their mortgage loans. Accordingly, as prepayments of mortgage loans increase, the loan administration fee income related to the residential mortgage loan servicing rights corresponding to a mortgage loan ceases as mortgage loans are prepaid. Consequently, the market value of portfolios of residential mortgage loan servicing rights tends to decrease during periods of declining interest rates, since greater prepayments can be expected, and as a result, the amount of loan administration income received also decreases.

We may have fluctuations in our quarterly results.

Our financial results are subject to significant quarterly fluctuations as a result of, among other things, the variance in the number and magnitude of purchases and sales of loans and/or servicing rights consummated by us from time to time. In addition, a portion of our revenues is derived from brokerage fees, the timing and receipt of which are unpredictable. Our operating results will fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control, including general economic conditions, economic conditions in the financial industry, the effects of governmental regulations and regulatory changes, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by us or our competitors and the mix of services sold. In response to a changing competitive environment, we may elect from time to time to make certain pricing, service, or marketing decisions or enter into strategic alliances or make investments that could have a material adverse effect on our business, results of operations, financial condition and cash flow. Accordingly, our results of operations for any particular quarter are not necessarily indicative of the results that may be achieved for any succeeding quarter or for the full fiscal year.

A downturn in the Bank’s real estate markets could hurt its business.

A downturn in the real estate markets in which the Bank originates, purchases and services mortgage loans could hurt its business because these loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing the Bank’s loans could be reduced. The Bank’s ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and the Bank would be more likely to suffer losses on defaulted loans. As of September 30, 2005, approximately 98.2% of the book value of the Bank’s loan portfolio consisted of loans collateralized by various types of real estate. The Bank’s real property collateral is located throughout the United States. Any such downturn could have a material adverse effect on our business, financial condition and results of operations.

Our loan and servicing rights portfolio are geographically concentrated.

Our loan portfolio is concentrated in California, Georgia, Illinois, Florida and Texas, while our loan servicing portfolio is concentrated in California, Texas, Missouri, New Mexico and Georgia. The geographic areas in which concentrations exist vary from time to time. Consequently, our results of operations and financial condition are dependent upon general trends in the markets in which concentrations exist and, more specifically, their respective residential, multi-family and commercial real estate markets. An economic decline in a particular geographic area may adversely affect the ability of borrowers to repay the loans or the values of properties or other assets that may secure our loans. In addition, certain geographic areas, including California, may be more vulnerable to risks of natural disasters, such as earthquakes and mudslides, which are not typically covered by standard hazard insurance policies maintained by borrowers. Moreover, Florida and Texas are vulnerable to hurricanes, and flood damage is not typically covered by standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers’ ability to repay loans made by us and the value of collateral underlying such loans, which could have a material adverse effect on our results of operations and financial condition.

We face strong competition from financial service companies and other companies that offer banking services, which could hurt our business.

Pursuant to our proposed new management’s business strategy, we expect to expand our retail and commercial banking operations in the Colorado Front Range market. Increased competition within this market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the financial and banking services that we offer, or intend to offer, in the Colorado Front Range market. These competitors include nationwide banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits that would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. If we are unable to attract and retain banking customers, we may be unable to achieve our anticipated loan and deposit growth and our business, financial condition and results of operations may be adversely affected.

The Bank’s allowance for loan losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that the Bank has adopted to address this risk may not prevent unexpected losses that could harm our business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond the Bank’s ability to predict, influence or control.

Like other financial institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and non-performance. The Bank’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business, financial condition, results of operations and cash flows. The allowance for loan losses reflects the Bank’s estimate of the probable losses inherent in the loan portfolio at the relevant balance sheet date. The Bank’s allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Bank’s control, and these losses may exceed current estimates. We cannot assure you that the Bank will not increase its allowance for loan losses further or that regulators will not require the Bank to increase its allowance. Either of these occurrences could harm our results of operations.

The mortgage loans that we hold are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

The residential and commercial mortgage loans held in our loan portfolio are secured by residential and commercial properties and are subject to risks of delinquency, foreclosure and loss of principal and interest. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, other factors that affect the risk of our mortgage loan portfolio include:

•	property location and condition;

•	competition and demand for comparable properties;

•	changes in zoning laws for the property or its surrounding area;

•	environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions;

•	declines in regional or local real estate values;

•	increases in interest rates and/or real estate tax rates;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation and tax laws; and

•	other events such as acts of God, natural disasters, war, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held in our mortgage loan portfolio, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan and the cost of foreclosing on the related property. Losses resulting from mortgage loan defaults and foreclosures could have a material adverse effect on our income and cash flow from operations. We are exposed to greater risks of loss where we make both a first and second lien mortgage loans on the same property and we do not have the benefits of private mortgage insurance.

In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy, as determined by the bankruptcy court. The lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan.

The loan portfolios we acquire include loans that have had past payment delinquencies and as a result there is a higher risk of foreclosure and potential added foreclosure costs and expenses to us.

Our loan portfolio includes mortgage loans that were originated by numerous lenders throughout the United States under various loan programs and underwriting standards. The loan portfolio includes some mortgage loans that we acquired that had payment delinquencies in the past or, to a lesser extent, were delinquent at the time we purchased the mortgage loan. As a part of our prior business strategy, portfolios of mortgage loans with varying degrees of current and past delinquencies were purchased at discounts. Although we perform due diligence at the time loans are purchased, the risk of continuing or recurrent delinquency remains. We assume substantially all risk of loss associated with mortgage loans we acquire in the case of foreclosure. This risk includes the cost of the foreclosure, the loss of interest, and the potential loss of principal to the extent that the value of the underlying collateral is less than our investment in the mortgage loan.

Our revenues from mortgage loan servicing can also be adversely affected by delinquencies and defaults.

We are also affected by mortgage loan delinquencies and defaults on mortgage loans that we service. Under many types of mortgage servicing contracts, the servicer must forward to the owner of the loan all or part of the scheduled payments and mortgage and hazard insurance and tax payments even though sufficient escrow funds may not have been paid by borrowers. Until we are able to recover these advances, we must incur the cost of funds on the advance. Further, we must bear the increased costs of attempting to collect delinquent or defaulted mortgage loans and may experience losses if we are unable to recover the advanced funds.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If we sell mortgage loans or mortgage servicing rights and the underlying loan defaults, we may be liable to the purchaser for unpaid principal and interest on the loan.

In the ordinary course of selling mortgage loans or mortgage servicing rights and in accordance with industry standards, we make certain representations and warranties to purchasers. If a loan defaults and there has been a breach of representations or warranties and we have no recourse against a third party, we may become liable for the unpaid principal and interest on the defaulted loan. In such a case, we may be required to repurchase the mortgage loan and bear any subsequent loss on the loan. When we purchase mortgage servicing rights or mortgage loans, we also are exposed to liability to the extent that an originator or other seller of the servicing rights is unable to honor its representations and warranties to us. At September 30, 2005, the Company had established a reserve for repurchases that may be required in connection with loans we originated and sold in connection with the sale of our wholesale production platform in February 2003. As of September 30, 2005, this reserve balance was $2.0 million.

If a loan originator or seller of mortgage loans and mortgage servicing rights breaches its representations and warranties to us, we may be at risk if such seller does not have the financial capacity to pay for damages we incur as a result of such breach or to repurchase any such loan.

We generally receive representations and warranties from the originators and sellers from whom we purchase mortgage loans and mortgage servicing rights, as well as contractually providing for recourse relating to performance of the loans we purchase. However, in the event of an originator’s and/or seller’s breach of such representations and warranties, we may be subject to the risk of loss that may result from such a breach if the seller and/or originator does not have the financial capacity to pay for any damages we incur or to repurchase loans when called upon by us to do so.

Our loans to charter schools involve additional risk of default if the school’s charter is not renewed or revoked or if laws governing charter schools are materially changed.

We offer limited financing to charter schools in several states, including Arizona, Colorado, Missouri, Florida and Texas. In addition to the risks associated with commercial lending generally, which are discussed elsewhere in these “Risk Factors,” financing of charter schools carries some additional, unique, risks. Charter schools are typically organized under charters granted by sponsoring governmental entities. The parameters of individual charters are generally dictated by the state law authorizing the organization of charter schools, as well as the sponsoring governmental entity of the particular charter school. The law under which each charter school is organized provides that the charter of a particular school will be reviewed periodically, sometimes annually and sometimes on a less frequent basis. In addition, at the expiration of a charter, the sponsoring governmental entity generally has sole discretion over whether to renew a school’s charter. We run the risk that the charter of a school or schools that we finance will not be renewed or will be revoked. If such an occurrence happens, the principal source of re-payment on our financing of such school or schools will effectively disappear. In such an event, it is likely that we would realize a significant loss with respect to such financing of the school in question because we would effectively have no recourse to the charter school or, since the sponsoring governmental entity does not guarantee or otherwise become liable for the obligations of a charter school, the sponsoring governmental entity.

Appropriations for charter schools are generally made based upon the number of students enrolled in a particular charter school. In the event a particular charter school is unable to attract and keep enrolled a minimum number of students, such school would not be appropriated enough money to meet its obligations, including its obligations under the lease financing arrangements with us.

We are also subject to the risk that the states in which charter schools are authorized to operate will determine to repeal or otherwise significantly alter the laws under which such charter schools operate. If the authorizing laws were repealed in states where we have outstanding financings, the result would be much the same as if the charter of a particular school were not renewed or were revoked; however, the impact on us would tend to be much more significant because the repeal would affect all schools financed by us in that state as opposed to one particular school in the case of non-renewal or revocation of a charter. If the laws were significantly changed or altered in a particular state, the impact on us would depend on the nature of the change or alteration.

Curtailment of government guaranteed loan programs could affect our SBA business.

Our SBA business relies on originating, purchasing, pooling and selling government guaranteed loans, in particular those guaranteed by the SBA. From time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans for a period of time. In addition, these agencies may change their rules for loans or the U.S. Congress may adopt legislation that would have the effect of discontinuing or changing the programs. If changes occur, the volumes of loans that qualify for government guarantees could decline. Lower volumes of origination of government guaranteed loans may reduce the profitability of our SBA business.

Failure in our automated systems and controls could subject us to increased operating costs as well as litigation and other liabilities.

We depend heavily upon our automated systems and controls for our business and operations. These systems and controls support the evaluation, acquisition, monitoring, collection and administration of our loan and servicing portfolios, depository, general accounting and other management functions, as well as the consulting and brokerage functions we perform. The failure of the automated systems, including a failure of data integrity or accuracy, could have a material adverse effect on our business and financial condition.

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Security of our computer systems and network infrastructure is important to our business and our ability to protect customer information, and breaches of our computer and network security may result in customer information being compromised and/or identity theft, which would have a material adverse effect upon our business.

In our business, we maintain personal and financial information about our current, past and potential customers on our computer systems and network infrastructure, such as customer names, addresses, social security numbers, tax identification numbers, bank account numbers, information on loan applications and other sensitive personal and financial information about our customers. In addition, many of our customers use the Internet and connect to our website to access their bank accounts to retrieve information about their accounts, as well as conduct online transactions, such as online bill payments. If the security of our encrypted computer systems and network infrastructure responsible for storing our customers’ personal and financial data and information and/or the security of our online banking Internet services are breached by an unauthorized person or entity, then the customer’s information that is stolen from us could be potentially misused by any such unauthorized person. This could include the loss of privacy of such customer’s non public information through the sale and/or disclosure of such information to third parties, as well as the potential that the stolen customer information could be used in such a way that results in identity theft of the customer. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach our encrypted computer systems and network infrastructure that is responsible for the storage of our customer’s personal and financial information. If our security measures fail to protect our customer’s information, our existing and future customer base may be adversely effected, we may become subject to customer lawsuits, the public perception of us may be diminished, and our results of operations and financial condition would be adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination. The Bank is regulated by the OTS and the FDIC, and we are regulated by the OTS. The Bank also belongs to the FHLB System and, as a member of such system, the Bank is subject to certain regulations promulgated by the FHLB of Topeka and FHLB of Dallas. Any change in the laws or regulations applicable to us, or in banking regulators’ supervisory policies or examination procedures, whether by the OTS, the FDIC, the FHLB System, the United States Congress or other federal or state regulators could have a material adverse effect on our business, financial condition, results of operations and cash flows.

This regulation and supervision limits the activities in which we may engage. The purpose of regulation and supervision is primarily to protect the FDIC’s insurance fund and our depositors and borrowers, rather than our shareholders. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution’s allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Truth-in-Saving Act, the Federal Trade Commission Act and Colorado’s deceptive acts and practices law. These laws also permit private individual and class action lawsuits and provide for the recovery of attorneys fees in certain instances. No assurance can be given that the foregoing regulations and supervision will not change so as to affect us adversely.

Sterling Trust is subject to regulation as a trust company and could be the subject of third party actions as a result of the trust services it provides.

As a Texas-chartered trust company, Sterling Trust Company, our subsidiary, is subject to supervision, regulation and examination by the Texas Department of Banking. Pursuant to applicable law, a Texas trust company, such as Sterling Trust, is subject to virtually all provisions of the Texas Banking Act as if the trust company were a state-chartered bank. The activities of a Texas trust company are limited by applicable law generally to acting as a trustee, executor, administrator, guardian or agent for the performance of any lawful act, and to lend and accumulate money when authorized under applicable law. Sterling Trust is also subject to Internal Revenue Service and Department of Labor regulations. This regulation and supervision limits the activities in which Sterling Trust may engage and the Texas Department of Banking has supervisory and enforcement power with respect to Sterling Trust’s operations. No assurance can be given that the foregoing regulations and supervision will not change so as to affect Sterling Trust or us adversely.

As a custodian of self-directed individual retirement accounts and other retirement accounts, Sterling Trust does not provide investment advice, nor does it maintain discretion, with regard to the investment choices made by its customers and their representatives. Nevertheless, Sterling Trust has been in the past, and may be in the future, subject to claims by third parties that the provision by Sterling Trust of these self-directed custodial services constitute a breach of contract, breach of fiduciary duty, or similar breach or violation of duty or law. While we believe federal law and the laws of the various states in which we operate support our view of Sterling Trust’s duties, or lack thereof, in that regard, there can be no assurances that any third party that takes a contrary position will not prevail in any litigation or other proceeding challenging the matter.

We will be exposed to risks relating to the evaluations of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are currently in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to audit, our internal control over financial reporting. We will be performing the system and process evaluations and testing, and any necessary remediation, required for compliance with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These systems are necessary to produce accurate financial reports and prevent fraudulent financial activity. As a “non-accelerated” filer, we are required to comply with Section 404 beginning with our Annual Report on Form 10-K for the year ending on or after July 15, 2007. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq National Market. In addition, if any material weakness or deficiency is identified and is not remedied, investors may lose confidence in the accuracy of our reported financial information, and the price of our common stock could be significantly adversely affected as a result. In addition, if we grow and become an accelerated filer, we may have to comply with Section 404 much earlier than expected.

Our ability to service our debt and pay dividends is subject to our ability to receive dividends from our subsidiaries.

We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We currently depend on our cash and liquidity as well as dividends from our subsidiaries to pay our operating expenses. In addition, as of September 30, 2005, we had an aggregate of $74.9 million in borrowings. As of September 30, 2005, the annual interest payments due on our borrowings, based on the applicable interest rates at that date, were approximately $6.0 million. No assurance can be made that in the future our subsidiaries will have the capacity to pay the necessary dividends to satisfy our obligations. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank and other factors, that the OTS could assert that the payment of dividends or other payments by the Bank are an unsafe or unsound practice. In the event our subsidiaries are unable to pay dividends sufficient to satisfy our obligations, we may not be able to service our debt, pay our obligations as they become due or pay dividends on our common stock. Consequently, under such circumstances, an inability to receive dividends from our subsidiaries could have a material adverse effect on our financial condition, results of operations and prospects.

The brokerage services provided by Matrix Trading may adversely affect revenue or result in losses.

Our subsidiary, Matrix Bancorp Trading, Inc., or Matrix Trading, provides brokerage services to financial institutions and financial services companies operating within the mortgage banking industry. Matrix Trading’s brokerage business, by its nature, is subject to potential defaults by its clients, which include a client’s failure to pay for loans, mortgage-backed securities and/or mortgage servicing rights that they agreed to purchase, as well as a client’s failure to deliver loans, mortgage-backed securities or mortgage servicing rights that they agreed to sell. In addition, Matrix Trading’s brokerage business involves credit and/or default risk involving the counterparty of a transaction that Matrix Trading brokers on behalf of its clients. These credit and default risks consist of the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations in such transaction. Any or all of these risks in a transaction that Matrix Trading brokers may result in such brokered transaction not closing and Matrix Trading losing its commissions, which would have an adverse effect upon Matrix Trading’s revenue and may result in losses due to the resources and expenses incurred by Matrix Trading to broker such failed transaction.

RISKS RELATING TO OWNERSHIP OF OUR COMMON STOCK

The number of shares that will become available for sale could adversely affect the future market for our common stock.

Sales of substantial amounts of previously restricted shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. As of January 31, 2006, we had 7,556,573 shares of common stock outstanding. Of the outstanding shares, 5,120,000 shares of common stock, or 68%, were unregistered shares sold in our private offering on December 9, 2005 and are included in this prospectus for resale. Due to the large percentage of our shares that could be offered for resale pursuant to this prospectus, if the selling shareholders sell significant amounts of common stock, the trading price of our common stock may be negatively affected.

We may not have the ability to pay dividends to you in the future.

We have not paid any dividends on our equity. Any future determination as to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our ability to implement our new business strategy, our future earnings, capital requirements, financial condition and future prospects and such other factors that our board of directors may deem relevant. Our ability to pay dividends is restricted by various provisions in our debt instruments, the most restrictive of which is a line of credit we have with another financial institution, which provides that the payment of dividends, together with other “restricted payments,” as defined in such line of credit, are limited to 25% of our net income. Additionally, we are prohibited from paying dividends on our common stock if the scheduled payments on our junior subordinated debentures and trust preferred securities have not been made. The ability of the Bank and our other subsidiaries to pay dividends to us may be restricted due to certain regulatory requirements.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
AND CAUTIONARY STATEMENTS

This prospectus contains statements about future events and expectations, which are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act or 1934, or the Exchange Act. All statements, other than statements of historical facts, included in or incorporated into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward looking statements. These statements include:

•	statements about future operations and financial performance;

•	plans and programs relating to business strategies;

•	business integration and expansion;

•	legal matters and related fees and costs; and

•	future costs, cost savings, reductions and earnings.

Generally, these statements are indicated by words or phrases such as “will,” “should,” “believe,” “anticipate,” “expect,” “intend,” “project,” “estimate,” “predict,” “plan” and similar words or expressions. Forward-looking statements are made on the basis of our current expectations based upon information known to us and are subject to risks, uncertainties and assumptions. We undertake no duty to update these statements.

Actual future events and circumstances, including future performance, results, achievements and trends, express or implied, may differ materially from those set forth in these statements due to various factors. The factors that might cause these differences include, but are not limited to:

•	our success in implementing our new business strategy;

•	general economic conditions, including their impact on interest rates;

•	business conditions in the financial services industry;

•	the regulatory environment;

•	rapidly changing technology and evolving banking industry standards;

•	competitive factors, including increased competition with community, regional and national financial institutions;

•	new services and products offered by competitors;

•	our ability to attract and retain skilled personnel;

•	potential fluctuations in our operating results;

•	establishing and expanding our lending capabilities;

•	our potential need for additional capital; and

•	the risks described under “Risk Factors” beginning on page 4 and those Risk Factors incorporated by reference into this prospectus.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, intended or believed.

You should also consider carefully the statements under or incorporated by reference into other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any proceeds from the disposition by the selling shareholders of the common stock covered hereby or interests therein. The selling shareholders will receive all of such proceeds.

DIVIDEND POLICY

We have not paid any dividends on our common stock. Any future determination as to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, cash requirements, contractual limitations and future prospects and such other factors as our board of directors may deem relevant. Our ability to pay dividends is restricted by various provisions in our debt instruments, the most restrictive of which is a line of credit we have with another financial institution, which provides that the payment of dividends, together with other “restricted payments,” as defined in such line of credit, are limited to 25% of our net income. Additionally, we are prohibited from paying dividends on our common stock if the scheduled payments on our junior subordinated debentures and trust preferred securities have not been made. The ability of the Bank and our other subsidiaries to pay dividends to us may be restricted due to certain regulatory requirements.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 5,000,000 shares of preferred stock, par value $0.0001 per share, and 50,000,000 shares of common stock, par value $0.0001 per share.

Common Stock

As of December 20, 2005, there were 11,740,850 shares of common stock outstanding, which were held of record by approximately 119 shareholders. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors from funds legally available therefor. Each share of common stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of the board of directors. Except as otherwise required by law, a majority vote is sufficient for any act of the shareholders. The holders of common stock are entitled to receive the assets of our Company remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of common stock. All shares of common stock now outstanding are fully paid and non-assessable.

Preferred Stock

As of December 20, 2005, there were no shares of preferred stock outstanding. Our board of directors is authorized, without further action of the shareholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of the Rights Agreement and Certain Provisions in Our Articles of Incorporation and Bylaws and Colorado Law

Our Rights Agreement, articles of incorporation and bylaws contain a number of provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of us. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our Company. They may also have the effect of preventing changes in our management. These provisions are summarized below.

Rights Agreement. Our board of directors has adopted the Rights Agreement, which became effective in November 2002. Generally, shareholder rights plans, such as the Rights Agreement, are designed to encourage potential acquirers to negotiate directly with our shareholders’ elected board, which is in the best position to negotiate on behalf of all shareholders, evaluate the adequacy of any potential offer and protect shareholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among our shareholders. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, the board believes the adoption of such a plan is appropriately within the scope of their responsibilities. The Rights Agreement is designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with the board of directors.

Under the Rights Agreement, among other things, in the event of an acquisition of, or an announced tender offer for, 20% or more of our outstanding common stock, holders of the common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, or the Preferred Shares, of our Company, at an expected price of $40 per one one-thousandth of a Preferred Share, subject to adjustment. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of the board of directors.

Authorized but Unissued Shares. Our articles of incorporation provide that the authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval; however, such issuances are subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of Directors. Colorado law provides that shareholders may remove directors with or without cause if the number of votes cast in favor of removal exceeds the number of votes cast against removal at a meeting called for the purpose of removing the director. Our bylaws provide that such a special meeting may only be called by shareholders upon a request in writing of shareholders owning a majority of our entire capital stock then issued, outstanding and entitled to vote.

Business at Shareholder Meetings. Although our articles of incorporation do not give the board of directors the power to approve or disapprove shareholder nominations for the election of directors or of any other business shareholders desire to conduct at an annual or any other meeting, the articles of incorporation may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to shareholders.

Staggered Board; Cumulative Voting. Our board of directors is divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Staggered terms tend to protect against sudden changes in board composition and may have the effect of delaying, deferring or preventing a change in control of us without further action by shareholders, such as removing directors from the board as provided under Colorado law. Our articles of incorporation also prohibit cumulative voting in the election of directors or for any other matters.

No Shareholder Action by Written Consent: Special Meeting. Our bylaws provide that no shareholder action can be taken by written consent in lieu of a meeting unless such written action is signed by all shareholders. Our bylaws provide that special meetings of shareholders may be called by the president, by a majority of the board of directors, or by the request in writing of shareholders owning a majority of our entire capital stock then issued, outstanding and entitled to vote.

The above discussion of the Rights Agreement, our articles of incorporation, bylaws, and Colorado law is not intended to be exhaustive and is respectively qualified in its entirety by the Rights Agreement and such articles, bylaws and applicable Colorado statutes.

Limitations of Liability and Indemnification

Limitation of Director Liability. Our articles of incorporation limit the liability of directors for damages arising from a breach of their fiduciary duty as directors, except to the extent that such liability arises from a breach of duty of loyalty, acts or omissions not in good faith or which invoke intentional misconduct or a knowing violation of law, or any transaction from which the director derived an improper personal benefit.

Indemnification. Our articles of incorporation and bylaws require that we indemnify officers, directors and employees to the maximum extent permitted by Colorado law. Colorado law generally permits a corporation to provide indemnification if the individual: (i) acted in good faith; and (ii) reasonably believed that, in the case of conduct in an official capacity, such conduct was in the corporation’s best interests and, in all other cases, that such conduct was at least not opposed to the corporation’s best interest. In the event a director, officer or employee is made a party or threatened to be made a party by reason of service as a director, officer or employee of our Company, or by reason of service as a director, officer, employee or agent of another entity at our request, Colorado law permits a corporation to indemnify that individual against expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action. In a criminal proceeding, the person must have had no reasonable cause to believe the person’s conduct was unlawful. Under Colorado law, a corporation may not provide indemnification in connection with a proceeding by or in the right of the corporation if the individual is adjudged to be liable to the corporation, or, in connection with any other proceeding, if the individual is adjudged liable on the basis that he or she derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons pursuant to these provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Co., Inc.

SELLING SHAREHOLDERS

The shares of our common stock covered by this prospectus are being offered by the selling shareholders listed in the table below. We issued and sold 5,120,000 shares of common stock in a private placement to accredited investors on December 9, 2005. This prospectus covers sales by the named selling shareholders of the shares of common stock listed in this prospectus. This prospectus will not cover subsequent sales of common stock purchased from a selling shareholder named in this prospectus.

No offer or sale under this prospectus may be made by a shareholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling shareholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of December 9, 2005 between us and the placement agent in our private offering.

The following table contains information as of January 27, 2006, with respect to the name of each selling shareholder, the nature of any position, office, or other material relationship which the selling shareholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock owned by such shareholder prior to the offering, the amount being offered by the shareholder and the amount to be owned by such shareholder after completion of the offering.

We prepared the table based on information supplied to us by the selling shareholders. We have not sought to verify such information. Additionally, some or all of the selling shareholders may have sold or transferred some or all of their shares of our common stock, in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling shareholders may also change over time.

Selling Shareholders	Number of Shares of Common Stock Owned	Percentage of Outstanding Shares of Common Stock	Number of Shares of Common Stock to be Offered
Diaco Investments LP	570,000	7.5	570,000
Eton Park Master Fund Ltd	422,500	5.6	422,500
Sunova Offshore Ltd.	407,700	5.4	407,700
Dean V. White and Barbara E. White	263,158	3.5	263,158
Sunova Partners LP	232,300	3.1	232,300
Eton Park Fund LP	227,500	3.0	227,500
Friedman, Billings, Ramsey Group, Inc. (1)	220,000	2.9	220,000
FrontPoint Financial Services Fund LP	200,000	2.6	200,000
Clearpond & Co. (1)	192,750	2.5	192,750
Cumberland Partners	171,970	2.3	171,970
Casing & Co. (1)	157,900	2.1	157,900
Bruce V. Rauner	157,895	2.1	157,895
Magnetar Capital Master Fund Ltd	157,895	2.1	157,895
Guy A. Gibson (1)(2)	1,297,531(3)	17.2	147,656
Flagg Street Offshore LP	142,213	1.9	142,213
Cumberland Benchmark Partners LP	114,160	1.5	114,160
Leslie L. Alexander	105,263	1.4	105,263
MJJM LLC (1)	100,000	1.3	100,000
Boathouse Row Offshore LTD	90,404	1.2	90,404
The Shaar Fund Ltd.	80,000	1.1	80,000
United Capital Management, Inc.	65,789	0.9	65,789
Park West Investors LLC	65,184	0.9	65,184
Flagg Street Partners Qualified LP	59,273	0.8	59,273
Milestone Merchant Partners, LLC (1)	52,632	0.7	52,632
Craig A. White & Deborah White	52,631	0.7	52,631
KBW Small Cap Financial Services Fund LP	52,500	0.7	52,500
Cumber International SA	48,940	0.6	48,940

Selling Shareholders	Number of Shares of Common Stock Owned	Percentage of Outstanding Shares of Common Stock	Number of Shares of Common Stock to be Offered
Boathouse Row I LP	44,797	0.6	44,797
Tivoli Partners	40,000	0.5	40,000
Flagg Street Partners LP	38,514	0.5	38,514
Longview Partners B LP	37,940	0.5	37,940
KBW Financial Services Fund LP	35,600	0.5	35,600
Duncan F. Williams (1)	26,316	0.3	26,316
Neuhauser Capital LLC (1)	26,316	0.3	26,316
Apple Ridge Partners LP	25,000	0.3	25,000
Drake Associates L.P.	72,700(4)	1.0	20,000
Park West Partners International Ltd.	14,816	0.2	14,816
Boathouse Row II LP	14,799	0.2	14,799
Bow River Capital Fund II LP	13,158	0.2	13,158
Kenneth P. Slosser (1)	13,158	0.2	13,158
Bow River Capital Fund LP	13,157	0.2	13,157
Michael J. McCloskey (1)(5)	14,157(6)	0.2	13,157
Andrea S. Pollack	12,000(7)	0.2	12,000
Scot T. Wetzel (1)(8)	11,843(9)	0.2	11,843
William D. Snider (1)(10)	10,526	0.1	10,526
Sphinx Long/Short Equity Fund SPC	10,020	0.1	10,020
Alpine Dynamic Financial Services Fund	10,000	0.1	10,000
Bruce Slovin	10,000	0.1	10,000
HFR HE Platinum Master Trust	9,680	0.1	9,680
Gina R. Day	9,000(11)	0.1	9,000
Frank B. Day	8,000	0.1	8,000
Bear Stearns Securities Corp Cust, Rosemary Esteves McManus Roth IRA	7,250	0.1	7,250
Summer Street Cumberland Investors LLC	7,080	0.1	7,080
Michael T. O’Brien and Julie B. O’Brien JTWROS (1)	6,000	0.1	6,000
DCM Limited	5,900	0.1	5,900
Austin Financial, Inc.	5,000	0.1	5,000
Clarke A. Beebe and Donna L. Beebe	5,000	0.1	5,000
John E. Fiedler (1)	5,000	0.1	5,000
Karfunkel Family Foundation	5,000	0.1	5,000
Mason Family Trust	5,000	0.1	5,000
Peter N. Stathis	5,000	0.1	5,000
Trousil & Associates, Inc.	4,000	*	4,000
John & Marcella Fox	3,000	*	3,000
Wallace Family Partnership	3,000	*	3,000
William R. Morris III	3,000	*	3,000
Bear Stearns Securities Corp Cust, John McManus IRA	2,750	*	2,750
Bear Stearns Securities Corp Cust, Thomas F. Shannon IRA	2,000	*	2,000

Selling Shareholders	Number of Shares of Common Stock Owned		Percentage of Outstanding Shares of Common Stock	Number of Shares of Common Stock to be Offered
Cintra Pollack 1993 Trust	2,000		*	2,000
Harley G. Higbie Jr.	2,000		*	2,000
John & Mary Ann Duffey	2,000		*	2,000
John C. York	2,000		*	2,000
Thomas First and Kristan First JTTBE	2,000		*	2,000
Noah S. Pollack	2,000	(12)	*	2,000
Kevin Stein (1)	1,400		*	1,400
Harley G. Higbie III	1,000		*	1,000
Lolita Higbie Living Trust	1,000		*	1,000
Steven Alonso	1,000		*	1,000
Timothy B. Matz and Jane F. Matz (1)	1,000		*	1,000
Bear Stearns Securities Corp CUST Elizabeth Sexworth IRA R/O(1)	600		*	600
Bear Stearns Securities Corp Cust, Stephen L. Harrison IRA (1)	500		*	500
Juan M. Piedra	500		*	500
William T. Hankinson	500		*	500
Cumberland Long Partners LP	210		*	210
David H. Neiswander (1)	200		*	200
Heather D. Rosenkoetter (1)	100		*	100
Total			67.8	5,120,000

*	Less than 0.1%
(1)
Selling shareholder is an affiliate of a broker-dealer but has represented that they purchased our shares of common stock in the ordinary course of business, and at the time of purchase had no agreement or understandings, directly or indirectly, with any person to distribute such shares of common stock. Friedman, Billings, Ramsey Group, Inc., MJJM LLC, Neuhauser Capital LLC, Messrs. Neiswander, Slosser, Harrison and Stein and Mses. Sexworth and Rosenkoetter are affiliates of FBR.

(2)	Mr. Gibson serves as our chairman of the board of directors.
(3)	Assuming all shares registered for sale hereby are sold by Mr. Gibson, he will own 1,149,875 shares or 15%, of our outstanding shares of common stock.
(4)	Assuming all shares registered for sale hereby are sold by Drake Associates L.P., it will own 52,700 shares or 0.7%, of our outstanding shares of common stock.
(5)	Mr. McCloskey serves as our chief operating officer.
(6)
Consists of 7,052 shares owned directly by Mr. McCloskey and his wife and 7,105 shares owned by the Michael J. McCloskey IRA. Assuming all shares registered for sale hereby are sold by Mr. McCloskey, he will own 1,000 shares, which is less than 1% of our outstanding shares of common stock.

(7)	Consists of 8,000 shares owned by the Andrea S. Pollack Rev. Trust and 4,000 shares owned by the Andrea S. Pollack 1975 Rev. Trust.
(8)	Mr. Wetzel serves as our president and chief executive officer.
(9)	Consists of 2,680 shares owned directly by Scot T. Wetzel and 9,163 shares owned by the Scot T. Wetzel IRA.
(10)	In January 2006, Mr. Snider will be appointed as our head of finance and risk-management.
(11)	Consists of 3,000 shares owned directly by Gina R. Day and 6,000 shares owned by the Gina R. Day CRT.
(12)	Consists of 1,500 shares owned by Noah S. Pollack 1993 Trust and 500 shares owned by the Noah S. Pollack Rev. Trust.

PLAN OF DISTRIBUTION

Our common stock is being registered to permit the public sale of up to 5,120,000 shares by the selling shareholders named in this prospectus from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the common stock by the selling shareholders.

We have been advised by the selling shareholders that the selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange, over-the-counter market or through any other facility on which the securities are listed or traded on terms to be determined at the times of such sales, directly or through brokers or dealers. The selling shareholders may also make private sales directly or through brokers or dealers. Any of the selling shareholders may from time to time offer the common stock beneficially owned by them through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions (which could be more than the customary amount) from the selling shareholders and the purchasers of the common stock for whom they may act as agent or to whom they may sell as principal, or both.

The selling shareholders may agree to indemnify any broker, dealer or agent relating to the sale or distribution of the shares against various liabilities, including liabilities under the Securities Act.

The common stock may be sold from time to time in one or more types of transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of our common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock or securities convertible into or exchangeable for our common stock in the course of hedging the positions they assume. The selling shareholders may also sell our common stock short, loan or pledge our common stock, or enter into options or other transactions with broker-dealers or others that in each such case may require the delivery of our common stock to such persons or entities that in turn may sell such securities pursuant to this prospectus (as amended or supplemented, if required, to affect such transactions). Any selling shareholder may pledge or grant a security interest in some or all of our common stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling shareholders also may transfer and donate shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of the prospectus. Upon notification by a selling shareholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus may be required to be filed. The selling shareholders may effect sales through put or call options transactions and may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such transactions and short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption. Sales may be effected pursuant to any method or combination of methods described in this prospectus. Selling shareholders that are our affiliates must comply with the Rule 144 volume limitations, manner of sale provisions, notice requirements and the availability of current public information about us in order to sell their shares of common stock.

Selling shareholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the common stock by the selling shareholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

The 362,274 shares purchased in our private placement by selling shareholders who are affiliates of FBR constitute underwriter compensation under the rules of the National Association of Securities Dealers, Inc. and may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities, for a period of 180 days following the effectiveness of the registration statement of which this prospectus forms a part. The maximum underwriter compensation as determined by the NASD rules received by NASD members in connection with the sale of the shares of common stock covered by this prospectus will not exceed 8% of the total offering amount of such shares of common stock.

Timing

The common stock or interests therein may be disposed of from time to time by the selling shareholders. There is no assurance that the selling shareholders will dispose of any of the shares of common stock covered hereby or any interests therein.

Selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by them.

Proceeds, Commissions and Expenses

We will not receive any of the proceeds from the disposition of any shares of common stock covered hereby or interests therein. The selling shareholders will be responsible for payment of all commissions, concessions and discounts of underwriters, dealers or agents, if any. We will pay for all costs of the registration of the securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

Registration

Pursuant to the terms of a registration rights agreement we entered into on December 9, 2005 with the placement agent of the private offering, we agreed to keep the registration statement of which this prospectus constitutes a part effective for two years or such earlier date as:

•	all of the shares of common stock purchased in the private offering have been disposed of by the selling shareholders; or

•	Such time as the selling shareholders may dispose of all of the shares held by them without registration under the Securities Act.

We intend to de-register any of the shares not disposed of by the selling shareholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 under the Securities Act.

Under the terms of the registration rights agreement, we have the right to direct the selling shareholders to suspend sales of their shares of common stock registered by this registration statement, pending discussions relating to a transaction or the occurrence of an event (A)that would require additional disclosure of material information in the registration statement and that has not been so disclosed, (B)as to which we have a bona fide business purpose of preserving confidentiality, or (C)that renders us unable to comply with SEC requirements. We may not require that sales be suspended for more than 30 days in any 90-day period or more than an aggregate of 60 days in any 12-month period.

Issuer Tender Offer

Our tender offer was completed on January 23, 2006, and we purchased 4,184,277 shares of our common stock. None of the selling shareholders tendered shares purchased in the private offering into the tender offer.

Lock-up Agreements

Each of our executive officers and directors have agreed with Friedman, Billings, Ramsey Group, Inc., the parent company of FBR, under written “lock-up” agreements, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares or our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock, for a period of 180 days from the closing of the private offering on December 9, 2006. These restrictions will not apply to shares sold pursuant to a registration statement.

EXPERTS

The consolidated financial statements of United Western Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the Company’s method of accounting for variable interest entities in 2003 and a change in its method of accounting for goodwill and other intangible assets in 2002.

LEGAL MATTERS

The validity of the issuance of the securities offered under this prospectus have been passed upon for us by Patton Boggs LLP, Washington, DC.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits and schedules filed with the registration statement.

In each instance where a statement contained in this prospectus relates to the contents of any contract or other document filed as an exhibit to the registration statement, you should review the copy of that contract or other document filed as an exhibit to the registration statement for complete information. Those statements are limited in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC in accordance with the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. In addition, materials we file electronically with the SEC are available at the SEC’s internet site at http://www.sec.gov. The SEC’s internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC’s public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with them, which means: incorporated documents are considered part of this prospectus; we can disclose important information to you by referring to those documents; and information we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below, which were filed with the SEC under the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 14, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 5, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 7, 2005;

•
Our Current Reports on Form 8-K filed March 28, 2005, March 30, 2005, March 31, 2005, June 17, 2005, July 5, 2005, November 7, 2005, as amended on November 23, 2005 and December 6, 2005, December 2, 2005, December 13, 2005, December 27, 2005 and February 1, 2006;

•
The description of our common stock contained in our registration statement on Form S-1 (File No. 333-79731) filed with the SEC pursuant to Section 12(g) of the Exchange Act on October 26, 2001, as amended; and

•
All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to our head of investor relations, United Western Bancorp, Inc., 700 17th Street, Suite 2100, Denver, Colorado 80202, telephone number (303)595-9898 and e-mail address info@unitedwesternbancorp.com